Exhibit (a)(5)(A)

NEWS RELEASE

Contacts:

Fernando Vivanco	Ryan Weispfenning
Public Relations	Investor Relations
+1-763-505-3780	+1-763-505-4626

FOR IMMEDIATE RELEASE

MEDTRONIC, ON BEHALF OF ITS SUBSIDIARY HEARTWARE INTERNATIONAL, INC., ANNOUNCES OFFER TO REPURCHASE HEARTWARE’S 3.50% CONVERTIBLE SENIOR NOTES DUE 2017 AND 1.75% CONVERTIBLE SENIOR NOTES DUE 2021

DUBLIN - Aug. 26, 2016 - Medtronic plc (NYSE: MDT), on behalf of its indirect, wholly-owned subsidiary HeartWare International, Inc., today announced that, in connection with the completion of the acquisition of HeartWare by Medtronic, HeartWare has commenced an offer to repurchase (the “Convertible Notes Repurchase Offer”), at the option of each holder, any and all of its outstanding 3.50% Convertible Senior Notes due 2017 (the “2017 Notes”) and 1.75% Convertible Senior Notes due 2021 (the “2021 Notes,” and together with the 2017 Notes, the “Notes”). On August 23, 2016, pursuant to the terms and conditions of a definitive merger agreement between the companies, Medtronic completed the tender offer for all of the outstanding shares of common stock of HeartWare, consummated the merger of HeartWare with a wholly-owned subsidiary of Medtronic and terminated trading of HeartWare’s common stock on The Nasdaq Stock Market LLC, each of which constituted a Fundamental Change (as defined in each of the indentures governing the Notes (the “Indentures”) ) and a Make-Whole Fundamental Change (as defined in each of the Indentures), triggering HeartWare’s obligation to commence the Convertible Notes Repurchase Offer and the conversion rights described below.

Pursuant to the terms of the Indentures, each holder of the Notes has the right (the “Fundamental Change Repurchase Right”), at the holder’s option, to require HeartWare to repurchase for cash such holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on September 27, 2016 (the “Fundamental Change Repurchase Date”). The repurchase price (the “Fundamental Change Repurchase Price”) to be paid by HeartWare for Notes validly surrendered and not validly withdrawn is equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest thereon, if any, to, but excluding, the Fundamental Change Repurchase Date.

Holders may exercise their Fundamental Change Repurchase Right by providing notice in accordance with The Depositary Trust Company’s (“DTC”) applicable procedures (the “Fundamental Change Repurchase Notice”) to Wilmington Trust, National Association, as tender agent (the “Tender Agent”), at any time on or before 5:00 p.m. Eastern time on September 26, 2016 (the “Fundamental Change Expiration Time”) and by delivering the Notes described in the Fundamental Change Repurchase Notice to the Tender Agent through book-entry transfer on or after delivery of the Fundamental Change Repurchase Notice.

Any holder may withdraw its submission of a Fundamental Change Repurchase Notice with respect to any Notes, in whole or in part, by delivering a written notice of withdrawal in accordance with DTC’s applicable procedures to the Tender Agent at any time prior to the Fundamental Change Expiration Time.

In addition, Medtronic has also announced on behalf of HeartWare that, pursuant to the terms of the Indentures, the Notes are convertible, at the option of the holder, at any time until 5:00 p.m. Eastern time on September 27, 2016 (the “Conversion Period”). HeartWare’s conversion obligation with respect to Notes that are converted prior to the end of the Conversion Period will be fixed at an amount in cash equal to the conversion rate of 10.0000 for each of the 2017 Notes and the 2021 Notes, multiplied by $58.00 (i.e., the merger consideration). As a result, holders will be entitled to receive $580.00 in cash per $1,000 principal amount of 2017 Notes or 2021 Notes validly surrendered for conversion. The right of holders to convert their Notes is separate from the Fundamental Change Repurchase Right. If a holder delivers a

Fundamental Change Repurchase Notice to the Tender Agent, such holder may not surrender such Notes for conversion unless the holder withdraws such Fundamental Change Repurchase Notice prior to the Fundamental Change Expiration Time. The value that a holder will receive if such holder converts the Notes prior to the end of the Conversion Period is substantially less than the funds that such holder will receive if such holder validly exercises its Fundamental Change Repurchase Right.

Holders should review the Fundamental Change Repurchase Right Notice, Notice of Right to Convert, Notice of Entry into Supplemental Indenture and Offer to Repurchase, dated August 26, 2016 (the “Notice”), carefully and should consult with their own financial and tax advisors. None of HeartWare or Medtronic or any of their respective affiliates, or any of its or their respective board of directors, employees, advisors or representatives or Wilmington Trust, National Association, in its capacity as trustee, tender agent, paying agent or conversion agent with respect to the Notes, is making any representation or recommendation to any holder as to whether or not to surrender or convert that holder’s Notes.

The tender agent, paying agent and conversion agent with respect to the Notes is Wilmington Trust, National Association, Global Capital Markets, 50 S. 6th Street, Suite 1290, Minneapolis, Minnesota 55402, Attention: HeartWare Account Manager, (612) 217-5651 (facsimile). The information agent for the Convertible Notes Repurchase Offer is The Proxy Advisory Group, LLC, 18 East 41st Street, Suite 2000, New York, New York 10017, (844) 583-6337 or (844) 5-TENDER. Any questions or requests for assistance in connection with the Convertible Notes Repurchase Offer or conversion of the Notes may be directed to The Proxy Advisory Group, LLC. The Notice is being sent by (or on behalf of) HeartWare to DTC as sole record owner of the Notes.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL THE NOTES. THE CONVERTIBLE NOTES REPURCHASE OFFER IS BEING MADE ONLY PURSUANT TO A TENDER OFFER STATEMENT (INCLUDING THE NOTICE AND RELATED MATERIALS)

THAT HEARTWARE WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND THEREAFTER DISTRIBUTE TO NOTEHOLDERS. NOTEHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE TENDER OFFER STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE CONVERTIBLE NOTES REPURCHASE OFFER. NOTEHOLDERS CAN OBTAIN THESE DOCUMENTS WHEN THEY ARE FILED AND BECOME AVAILABLE FREE OF CHARGE FROM THE SEC’S WEBSITE AT WWW.SEC.GOV OR BY CONTACTING MEDTRONIC AT INVESTOR.RELATIONS@MEDTRONIC.COM.

About Medtronic

Medtronic plc (www.medtronic.com), headquartered in Dublin, Ireland, is among the world’s largest medical technology, services and solutions companies - alleviating pain, restoring health and extending life for millions of people around the world. Medtronic employs more than 88,000 people worldwide, serving physicians, hospitals and patients in approximately 160 countries. The company is focused on collaborating with stakeholders around the world to take healthcare Further, Together.

Any forward-looking statements, including, but not limited to, statements regarding the timing and closing of the Convertible Notes Repurchase Offer or conversion of the Notes, are subject to risks and uncertainties such as those described in Medtronic’s and HeartWare’s periodic reports on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results. Medtronic cautions investors not to place considerable reliance on the forward-looking statements contained in this press release. These forward-looking statements speak only as of the date of this document, and Medtronic undertakes no obligation to update or revise any of these statements.

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